

April 25, 2013

Via E-mail
John M. Stephens
CFO
MDC Holdings, Inc.
4350 South Monaco Street, Suite 500
Denver, Colorado 80237

> **Re: MDC Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed January 31, 2013**
> **Response dated April 17, 2013**
> **File No. 1-8951**

Dear Mr. Stephens:

We have reviewed your response letter dated April 17, 2013, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

22. Supplemental Guarantor Information, page F-41

1. We note your response to comment 3 in our letter dated April 9, 2013. We note the qualitative factors that you considered in your materiality assessment, and we also considered the quantitative impact of the errors and the impact on the trends for MDC's operating cash flows, which is an additional qualitative factor that your assessment did not include. Further, we note that you have several open registration statements in which this Form 10-K is incorporated by reference and that you recently registered new notes. Based on all of these factors, we believe that the error in the presentation of cash flows from operating activities and financing activities in the MDC column is material and may impact an investor's decision to buy or sell your registered notes. As such, please amend your fiscal year 2012 Form 10-K to correct the errors in your condensed consolidating financial statements presentation in Note 22.

2. We note the amount of the error you identified for fiscal year 2010 is $28.6 million. We
    further note that the equity income of subsidiaries included in the fiscal year 2010
    supplemental condensed combining statements of operations is $14.7 million. Please tell us
    what the other non-cash item included in operating cash flows is.

       You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence,
me at (202) 551-3355, if you have questions regarding comments on the financial statements and
related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief